Exhibit 12.1
UAL Corporation and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Three Months Ended
	March 31,
(In millions)	2009	2008
		Adjusted (e)
Earnings (loss):
Loss before income taxes & adjustments for minority interest and equity earnings in affiliates	$(412)	$(554)

Add (deduct):
Fixed charges, from below	222	190
Distributed earnings of affiliates	1	—
Interest capitalized	(3)	(5)

Loss as adjusted	$(192)	$(369)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$134	$147
Portion of rental expense representative of the interest factor	88	43

Fixed charges, as above	222	190

Preferred stock dividend requirements (pre-tax) (b)	—	2

Fixed charges including preferred stock dividends	$222	$192

Ratio of earnings to fixed charges	(c )	(d )

Ratio of earnings to fixed charges and preferred dividend requirements	(c )	(d )

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)	The Company had an immaterial tax rate in the 2008 period and did not adjust its preferred stock dividends.

(c)	Earnings were inadequate to cover fixed charges by $414 million for the three months ended March 31, 2009.

(d)	Earnings were inadequate to cover fixed charges and fixed charges and preferred dividend requirements by $559 million and $561 million, respectively, for the three months ended March 31, 2008.

(e)	In accordance with a new accounting standard that became effective January 1, 2009, the amounts reported for 2008 have been retrospectively adjusted. Retrospective adoption was required as discussed in Note 2, “New Accounting Pronouncements,” in Combined Notes to Condensed Consolidated Financial Statements (Unaudited).